

Mail Stop 7010

January 28, 2009

By U.S. Mail and Facsimile

Mr. W. Kim Foster
Chief Financial Officer
FMC Corporation
1735 Market Street
Philadelphia, PA 19103

       Re: FMC Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Definitive Proxy Statement on Schedule 14A filed March 14, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2008
              Form 10-Q for the Fiscal Quarter Ended June 30, 2008
              Form 10-Q for the Fiscal Quarter Ended September 30, 2008
              File No. 001-02376

Dear Mr. Foster:

       We have reviewed your response letter dated January 13, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 28
Results of Operations, page 32

1.   We note your response to prior comment 3; however, it continues to appear to us that the non-GAAP measure you present violates Item 10 (e)(1)(ii)(B) of Regulation S-K. It is unclear to us how you determined that your presentation of this measure is appropriate given the following:

      • It appears to violate Item 10(e)(1)(ii)(B) of Regulation S-K as restructuring and other charges relate to more than one fiscal year.

- Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" notes that it may be permissible to adjust earnings for recurring items if you believe it is probable that the recurring item will disappear or become immaterial within a near-term finite period. In this regard, we note that restructuring charges have reoccurred during the nine months ended September 30, 2009.

Definitive Proxy Statement on Schedule 14A filed March 14, 2008

Annual Incentive Awards, page 26

2.   We note your response to prior comment 15. If in the future, you determine not to disclose targets that are material to your decisions about executive compensation, please ensure that you carefully consider whether disclosure of the information would be likely to cause you substantial competitive harm. This is the standard applied when requesting confidential treatment under Securities Act Rules 406 and Exchange Act Rule 12b-2. Your analysis should be specific to your facts and clearly demonstrate the nexus between disclosure and substantial competitive harm, and you should be prepared to convey your analysis to the staff in response to comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 19 – Guarantees, Commitments, and Contingencies, page 20
Contingencies, page 21

3.   We appreciate your response to prior comment 16; however, it appears to us that if you were unable to conclude that the probability of a loss was remote, then there may be at least a reasonable possibility that a loss may have occurred. Please confirm to us if our understanding is correct. Additionally, in future filings, please disclose, if true, that you are unable to determine with any accuracy the estimated loss or range of losses attendant to this matter.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome,

Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief